UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2002, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

     THE PROCTER & GAMBLE PROFIT
     SHARING TRUST AND EMPLOYEE
     STOCK OWNERSHIP PLAN

     Financial Statements for the Years Ended
     June 30, 2002 and 2001 and Supplemental Schedules for the Year Ended June 30, 2002 and
     Independent Auditors' Report

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits,
     June 30, 2002 and 2001                                                    2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2002 and 2001                                3

   Notes to Financial Statements for the Years
     Ended June 30, 2002 and 2001                                              4

SUPPLEMENTAL SCHEDULES:

   Schedule of Assets Held for Investment, Schedule H, Part IV, Line 4i
     of Form 5500, June 30, 2002                                              16

   Schedule of Reportable Transactions, Schedule H, Part IV, Line 4j
     of Form 5500, for the Year Ended June 30, 2002                           17

SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required:

   Assets Acquired and Disposed Within the Plan Year

   Party-In-Interest Transactions

   Obligations In Default

   Leases In Default

INDEPENDENT AUDITORS' REPORT


The Policy Committee of The Procter & Gamble
  Profit Sharing Trust and Employee Stock Ownership Plan and
  The Trustees of The Procter & Gamble Profit Sharing Trust and
  Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan
(Plan) as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.


/S/ DELOITTE & TOUCHE
---------------------
DELOITTE & TOUCHE
Cincinnati, Ohio
September 6, 2002

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------------------------------------------

                                                                                        2002                 2001
                                                                                        ----                 ----
INVESTMENTS, AT FAIR VALUE:
  Cash and cash equivalents, plus accrued interest                             $     55,979,852     $     54,669,505
  Money market funds                                                                301,293,101          222,257,974
  The Procter & Gamble Company common stock -
     66,417,535 shares (cost $1,813,753,822) at June 30, 2002;
     79,113,403 shares (cost $1,909,679,878) at June 30, 2001                     5,931,085,876        5,047,435,111
  The Procter & Gamble Company ESOP Convertible
    Class A Preferred Stock:
     Series A - 50,782,451 shares (cost $692,902,093) at June 30, 2002;
        54,219,605 shares (cost $745,521,346) at June 30, 2001                    4,534,872,874        3,459,210,799
     Series B - 36,323,448 shares (cost $941,463,831) at June 30, 2002;
      36,604,836 shares (cost $956,118,886) at June 30, 2001                      3,243,683,906        2,335,388,537
  The J.M. Smucker Company common stock -
    1,329,312 shares (cost $13,112,721) at June 30, 2002                             45,369,419
  Prudential Financial, Inc. common stock -
    127,390 shares at June 30, 2002                                                   4,249,730
  Mutual funds                                                                      564,372,110          396,222,034
  Deferred annuities                                                                  1,910,614              132,410
  Loans to participants                                                              50,195,149           48,345,681
                                                                               ----------------     ----------------
           Total investments                                                     14,733,012,631       11,563,662,051
                                                                               ----------------     ----------------

ACCOUNTS RECEIVABLE:
  Contribution from The Procter & Gamble Company                                    274,807,354          271,709,026
  Dividends receivable (Preferred Stock)                                             16,432,000           16,382,000
                                                                               ----------------     ----------------
           Total accounts receivable                                                291,239,354          288,091,026
                                                                               ----------------     ----------------
           Total assets                                                          15,024,251,985       11,851,753,077
                                                                               ----------------     ----------------

LIABILITIES:
  Interest payable on notes and debentures                                           54,931,887           56,351,839
  Note payable to The Procter & Gamble Company
    (Series A Preferred Stock)                                                      124,600,000           67,600,000
  Notes payable (Series A Preferred Stock)                                          212,141,035          305,911,868
  Debentures (Series B Preferred Stock)                                           1,000,000,000        1,000,000,000
                                                                               ---------------      ----------------
           Total liabilities                                                      1,391,672,922        1,429,863,707
                                                                               ----------------     ----------------

NET ASSETS AVAILABLE FOR BENEFITS                                              $ 13,632,579,063     $ 10,421,889,370
                                                                               ================     ================

The accompanying notes are an integral part of these statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------------------------------------------

                                                                                        2002                 2001
                                                                                        ----                 ----
ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments                              $  4,221,380,070     $  1,211,045,041
    Dividends                                                                       271,935,990          271,246,366
    Interest on investments                                                           8,581,615           14,194,308
    Interest on loans to participants                                                 4,193,107            4,977,604
                                                                               ----------------     ----------------
        Total investment income                                                   4,506,090,782        1,501,463,319
                                                                               ----------------     ----------------
  Contributions by The Procter & Gamble Company
   (Net of forfeitures of $1,762,847 in 2002 and
     $124,852 in 2001)                                                              302,796,877          321,039,540
  Employee contributions                                                             50,984,046           40,080,272
  Employee rollovers                                                                    465,078
                                                                               ----------------     ----------------
        Total contributions                                                         354,246,001          361,119,812
                                                                               ----------------     ----------------
  Prudential Financial, Inc. demutualization                                          3,815,331
  The J.M. Smucker Company common stock received                                     44,172,790
  Preferred stock dividend                                                           60,522,024
                                                                               ----------------     ----------------
           Total additions                                                        4,968,846,928        1,862,583,131
                                                                               ----------------     ----------------

DEDUCTIONS:
  Distributions to participants:
    The Procter & Gamble Company common stock -
      11,142,493 shares (cost $224,936,955) in 2002;
      5,685,491 shares (cost $110,971,247) in 2001                                  902,137,443          376,142,333
    Cash                                                                            606,751,709          270,425,550
    Mutual funds                                                                         22,451              126,097
  Automatic dividends paid to participants                                           85,919,602           83,971,959
  Interest expense                                                                  120,660,566          125,120,160
  Administrative expenses                                                               793,354
                                                                               ----------------     ----------------
      Total deductions                                                            1,716,285,125          855,786,099
                                                                               ----------------     ----------------

TRANSFERS:
  To The Procter & Gamble Retiree Benefit Trust                                     (45,944,166)         (32,437,606)
  Transfer from affiliated plan                                                       4,072,056
                                                                               ----------------     ----------------
      Total transfers                                                               (41,872,110)         (32,437,606)
                                                                               ----------------     ----------------

NET INCREASE IN NET ASSETS                                                        3,210,689,693          974,359,426

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                              10,421,889,370        9,447,529,944
                                                                               ----------------     ----------------

  End of year                                                                  $ 13,632,579,063     $ 10,421,889,370
                                                                               ================     ================

The accompanying notes are an integral part of these statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      GENERAL - The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (Plan) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company and certain of its subsidiaries (Company). Effective July 1, 2000, January 1, 2001, November 16, 2001, and July 1, 2002, employees of Recovery Engineering, Inc., IAMS, Clairol, Inc., and Millstone Coffee Inc., respectively, were eligible to participate in the Plan. In addition, The Procter & Gamble U.S. Business Services Company, a newly created subsidiary of the Company, was authorized to participate in the Plan on January 1, 2002. The Plan is comprised of two trusts, the Retirement Trust
      (RT) and the Employee Stock Ownership Trust (ESOT). These financial statements include the RT and the ESOT. The Plan is funded through both Company and employee contributions. Effective July 1, 1998 and November 1, 1998, the Board of Directors of the Company approved the mergers of The P&G/Noxell Transitional Profit Sharing Trust (Noxell) and the Sundor Brands Profit Sharing Plan, respectively, into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.

      The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 7) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (Series A Preferred Stock) (see Note
      5). The number of shares initially issued increased to 72,727,272 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, and August 22, 1997. As a means of extending the benefits of the ESOP to participants over a longer period, the ESOT entered into a term loan agreement with the Company under which outstanding borrowings were $124,600,000 and $67,600,000 as of June 30, 2002 and 2001, respectively
      (see Note 7). The shares of Series A Preferred Stock are utilized to fund a portion of the Company's contribution to the Plan.

      In May 1990, the Company's Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan agreement. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 8) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (Series B Preferred Stock) (see Note
      6). The number of outstanding shares increased to 38,284,836 as a result of the two-for-one stock splits effective May 15, 1992 and August 22, 1997. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 6). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

      At June 30, 2002 and 2001, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $2,241,375,336 and $1,333,829,932, respectively. The related postretirement obligations are not a component of this Plan's obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.

The balances in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and other are summarized as follows for the years ended June 30, 2002 and 2001.


                                                                  June 30, 2002
                                       ---------------------------------------------------------------------
                                           SERIES A          SERIES B           OTHER              TOTAL
Short-term investments,
  plus accrued interest                $   17,033,285    $   37,575,430                      $    54,608,715
Common stock                                                               $    1,993,623          1,993,623
Loans to participants                                                             890,321            890,321
Mutual funds and other investments                                             14,752,047         14,752,047
Series A Preferred Stock                4,534,872,874                                          4,534,872,874
Series B Preferred Stock                                  3,243,683,906                        3,243,683,906
                                       --------------    --------------    --------------    ---------------
           Total investments            4,551,906,159     3,281,259,336        17,635,991      7,850,801,486

Dividends receivable                        9,516,000         6,916,000                           16,432,000
                                       --------------    --------------    --------------     --------------
           Total assets                 4,561,422,159     3,288,175,336        17,635,991      7,867,233,486
                                       --------------    --------------    --------------     --------------

Interest payable on notes and
  debentures                               (8,131,887)      (46,800,000)                         (54,931,887)
Note payable to The Procter & Gamble
  Company (Series A Preferred Stock)     (124,600,000)                                          (124,600,000)
Notes payable (Series A
  Preferred Stock)                       (212,141,035)                                          (212,141,035)
Debentures (Series B Preferred Stock)                    (1,000,000,000)                      (1,000,000,000)
                                       --------------    --------------    --------------    ---------------
           Total liabilities             (344,872,922)   (1,046,800,000)                      (1,391,672,922)
                                       --------------    --------------    --------------    ---------------

ESOT net assets                        $4,216,549,237    $2,241,375,336    $   17,635,991    $ 6,475,560,564
                                       ===============   ==============    ==============    ===============

                                                                  June 30, 2001
                                       ---------------------------------------------------------------------
                                           SERIES A          SERIES B           OTHER              TOTAL
Short-term investments,
  plus accrued interest                $   13,926,001    $   38,217,395                      $    52,143,396
Common stock                                                               $      135,256            135,256
Loans to participants                                                             854,154            854,154
Mutual funds and other investments
Series A Preferred Stock                3,459,210,799                                          3,459,210,799
Series B Preferred Stock                                  2,335,388,537                        2,335,388,537
                                       --------------    --------------    --------------    ---------------
           Total investments            3,473,136,800     2,373,605,932           989,410      5,847,732,142

Dividends receivable                        9,358,000         7,024,000                           16,382,000
                                       --------------    --------------    --------------    ---------------
           Total assets                 3,482,494,800     2,380,629,932           989,410      5,864,114,142
                                       --------------    --------------    --------------    ---------------

Interest payable on notes and
  debentures                               (9,551,839)      (46,800,000)                         (56,351,839)
Note payable to The Procter & Gamble
  Company (Series A Preferred Stock)      (67,600,000)                                           (67,600,000)
Notes payable (Series A
  Preferred Stock)                       (305,911,868)                                          (305,911,868)
Debentures (Series B Preferred Stock)                    (1,000,000,000)                      (1,000,000,000)
                                       --------------    --------------    --------------    ---------------
           Total liabilities             (383,063,707)   (1,046,800,000)                      (1,429,863,707)
                                       --------------    --------------    --------------    ---------------

ESOT net assets                        $ 3,099,431,093   $ 1,333,829,932   $       989,410   $ 4,434,250,435
                                       ===============   ===============   ===============   ===============

      The activity in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and other are summarized as follows for the years ended June 30, 2002 and 2001.

                                                              Series A            Series B             Other              Total
                                                              --------            --------             -----              -----

      ESOT net assets June 30, 2000                      $ 2,784,485,675     $ 1,122,282,872                        $ 3,906,768,547
      Net appreciation (depreciation) in fair value of
         investment                                          370,048,957         244,719,283     $       (5,804)        614,762,436
      Interest on investments and dividends                   78,275,502          76,866,383                521         155,142,406
      Interest on loans to participants                                                                  38,329              38,329
      Contributions by The Procter & Gamble
        Company                                               33,062,000          15,999,000                             49,061,000
      Interest expense                                       (31,520,160)        (93,600,000)                          (125,120,160)
      Automatic dividends paid to participants               (17,532,647)                                               (17,532,647)
      Distributions to participants - cash                    (4,841,571)                                                (4,841,571)
      Net transfers among trusts                            (112,546,663)        (32,437,606)            956,364       (144,027,905)
                                                         ---------------     ---------------     ---------------    ---------------

      ESOT net assets June 30, 2001                        3,099,431,093       1,333,829,932             989,410      4,434,250,435
                                                         ---------------     ---------------     ---------------    ---------------

      Net appreciation in fair value of investments        1,350,818,872         929,049,732           1,480,212      2,281,348,816
      Interest on investments and dividends                   80,861,923          75,259,909              52,631        156,174,463
      Interest on loans to participants                                                                   79,544             79,544
      Contributions by The Procter & Gamble
        Company                                               10,111,962          17,590,129                             27,702,091
      Stock dividend                                          35,332,224          25,189,800                             60,522,024
      Interest expense                                       (27,060,566)        (93,600,000)                          (120,660,566)
      Automatic dividends to participants                    (18,478,124)                                               (18,478,124)
      Distributions to participants                           (8,543,792)                           (290,890,161)      (299,433,953)
      Conversions to other investments                      (305,924,355)                            305,924,355
      Net transfers among trusts                                                 (45,944,166)                           (45,944,166)
                                                         ---------------     ---------------     ---------------    ---------------

      ESOT net assets June 30, 2002                      $ 4,216,549,237     $ 2,241,375,336     $    17,635,991    $ 6,475,560,564
                                                         ===============     ===============     ===============    ===============


      PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with the allocation of Company contributions (see Note 9), his or her employee contributions (see Note 10) and Plan earnings. All such participant accounts are maintained in the RT. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

      Dividends earned on the shares of Company common stock within a participant's account will automatically be distributed to the participant as part of his or her compensation, subject to IRS limitations. Dividends earned on the shares of Company preferred stock within a participant's account will automatically be distributed to the participant as part of his or her compensation, subject to IRS limitations and will only occur to non-highly compensated participants. Any dividend not distributed to a participant will be reinvested in the Plan. At the same time the dividend is distributed, the Company will adjust the participant's wages by the amount of the dividend. The Company will then allocate a discretionary contribution consisting of Series A Preferred Stock to the participant's account that is equal to the amount of the dividend. The discretionary contribution will be used to prepay debt on the Plan's note payable (Series A Preferred Stock), resulting in the release of Series A Preferred Stock equal to the aggregate dividend.

      Vested participants may allocate the portion of the annual Company contribution received in cash between the money market fund, individual deferred annuities, JP Morgan bond fund, and common stock of the Company. Employee contributions, account balances of vested participants that have reached the age of fifty, and participants in the Retiree Plus feature may be allocated to any of the investment options within the Plan. Effective July 1, 2001, the Plan has added the JP Morgan International Equity Fund and the JP Morgan U.S. Small Company Stock Fund as investment options to participants. A description of the investment options is as follows:

           COMMON STOCK FUND - A fund investing in shares of Company common stock.

           INDIVIDUAL DEFERRED ANNUITY - A fund investing in guaranteed investment contracts with various insurance companies.

           MONEY MARKET FUND AND SHORT-TERM INVESTMENTS - Funds investing in commercial paper, short-term U.S. Government securities and various short-term bank funds.

           JP MORGAN BOND FUND - The prospectus indicates that this fund invests in a broad diversity of publicly traded and privately placed bonds.

           JP MORGAN U.S. LARGE COMPANY STOCK FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

           JP MORGAN PRE-MIXED FUND A - The prospectus indicates that this fund invests in money market instruments (50%), bonds (30%), U.S. large company stocks (10%), international stocks (6%) and U.S. small company stocks (4%).

           JP MORGAN PRE-MIXED FUND B - The prospectus indicates that this fund invests in bonds (40%), U.S. large company stocks (25%), international stocks (15%), U.S. small company stocks (10%) and money market instruments (10%).

           JP MORGAN PRE-MIXED FUND C - The prospectus indicates that this fund invests in U.S. large company stocks (40%), international stocks (24%), U.S. small company stocks (16%), money market instruments (10%) and bonds (10%).

           JP MORGAN INTERNATIONAL EQUITY FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

           JP MORGAN U.S. SMALL COMPANY STOCK FUND - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.

      Effective with the merger of Noxell into the Plan, the former Noxell participants could retain their balances in the Discretionary Contribution Fund and American Express Trust Income Fund investment options. Effective July 1, 1998, all contributions to these funds were discontinued. Effective March 19, 2001, the assets of the Discretionary Contribution Fund were liquidated and reallocated to the investment options available under the Plan. Former Noxell participants may transfer balances from the American Express Trust Income Fund into any of the other investment options offered by the Plan, as described above. Descriptions of the American Express Trust Income Fund is as follows:

           AMERICAN EXPRESS TRUST INCOME FUND - The prospectus indicates that this fund invests in guaranteed investment contracts with varying maturities, sizes and yields.

      Effective July 1, 2002, the JP Morgan Bond Fund; JP Morgan Pre-Mixed Funds A, B, and C; and Prime Money Market Fund will be converted from commingled to institutional funds; the JP Morgan International Equity Fund will be converted to the Putnam International Growth Fund; the JP Morgan U.S. Small Company Stock Fund will be converted to the American Century Heritage Fund; the JP Morgan U.S. Large Company Stock Fund will be converted to the JP Morgan Disciplined Equity Fund.

           AMERICAN CENTURY HERITAGE FUND - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small to medium companies.

           PUTNAM INTERNATIONAL GROWTH FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

           J.P. MORGAN DISCIPLINED EQUITY FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

      RETIREMENT PLUS - The Retirement Plus feature allows a retiree or a vested former employee with account balances equal to or greater than $5,000 ($3,500 prior to July 1, 2001) to maintain some or all of his or her funds in the Plan. If a participant chooses the Retirement Plus option, he or she must maintain at least 40% of his or her account balance invested in Company stock (any combination of preferred and common). Also, all common and Series A Preferred Stock dividends are paid in cash to the participant. Effective July 1, 2002, retired and former-employee participants, and spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends rather than receiving those amounts as cash. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan document. Each participant's account is credited with an allocation of Plan earnings.

      THE J.M. SMUCKER COMPANY COMMON STOCK - In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smuckers"). As a result of the spin-off, participants holding common stock received one share of Smuckers stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smuckers spin-off was allocated between the Company common stock held and the Smuckers common stock received. For participant accounts with Company preferred stock, a preferred stock dividend was awarded based on a predetermined calculation in sufficient amounts to approximate the fifty-to-one common stock ratio. All grants related to common stock were made in Smuckers common stock; however, vested participants have the option of selling the Smuckers common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smuckers.

      DEMUTUALIZATION INCOME - In June of 2002, the RT received $3,815,331 as a result of Prudential Financial, Inc.'s conversion from a mutual insurance company to a corporation.

      VESTING - A participant is fully vested in employee contributions plus actual earnings thereon in his or her account regardless of years of service. A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours (five years of service prior to July 1, 2001), as defined by the plan agreement; however, the participant is immediately 100% vested in the Company's additional preferred contributions.

      PAYMENT OF BENEFITS - Retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70 1/2). Upon election of a distribution, a vested participant may elect to receive (1) all or a partial amount in cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 20 years or the participant's life expectancy. Effective July 1, 2000, active participants are permitted to receive annual in-service withdrawals up to 2% of their account balance.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, provided that the Company's $300 million guarantee described in footnote nine is satisfied, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their entire accounts and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

      LOAN PROVISION - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence). Effective March 19, 2001, participants may take loans against Series A Preferred Stock.

      FORFEITURES - Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual contribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING AND VALUATION OF INVESTMENTS - The financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. The Company's common stock, included in the Plan's statements of net assets, is recorded at $89.30 and $63.80 per share as of June 30, 2002 and 2001, respectively. Fair value of Series A and Series B Preferred Stock is determined as the greater of the fair value of the Company's common stock as defined in the Plan agreement or $13.75 (Series
      A) and $26.12 (Series B) per share (see Notes 5 and 6). Effective June 1, 2002 and as a result of the stock dividend received (Note 1), the liquidation basis of the preferred stock has been adjusted to $13.64 (Series A) and $25.92 (Series B) per share. The Series A and Series B Preferred Stock included in the Plan's statements of net assets is recorded at $89.30 and $63.80 per share as of June 30, 2002 and 2001, respectively. Deferred annuities are recorded at contract value, which approximates fair value. Mutual funds (funds) are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair values of the funds' underlying investments. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in Company common stock, Company preferred stock and various mutual funds which include investments in U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      EXPENSES OF THE PLAN - All administrative expenses of the Plan are paid by the Company, provided however, that investment expenses shall be paid by the Plan to the extent that such expenses are not paid by the Company. Any such expenses paid by the Plan are netted with investment income on the financial statements and approximated $2,134,000 and $1,467,000 in 2002 and 2001, respectively. Effective July 1, 2001, loan administration fees paid by participants, totaling $303,562, as of June 30, 2002, are reflected in the Plan's statements of changes in net assets. Prior to July 1, 2001, these fees were paid directly to the Company by the participant. In addition, effective July 1, 2001 with the outsourcing of the Plan's recordkeeping to American Century, Inc., recordkeeping fees, totaling $489,792, as of June 30, 2002, are reflected in the Plan's statements of changes in net assets.

      ACCOUNTING POLICIES - On July 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial statements.

3.    INCOME TAX STATUS

      The Plan is intended to qualify under the Internal Revenue Code ("IRC") as exempt from Federal income taxes. The Plan received a favorable determination letter from the IRS dated November 14, 2000, in which the IRS stated the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

4.    PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

      The Company is a party-in-interest, as defined by ERISA. During the Plan years ended June 30, 2002 and 2001, borrowings outstanding under the term loan agreement (see Note 7) between the Company and the ESOT were $124,600,000 and $67,600,000, respectively. This transaction qualifies as a party-in-interest transaction; however, the plan administrator has not identified any prohibited party-in-interest investments or transactions during the years ended June 30, 2002 and 2001.

5.    SERIES A PREFERRED STOCK

      CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $13.75 per share (effective June 1, 2002, $13.64 per share) of Series A Preferred Stock plus accrued dividends or one share of the Company's common stock, whichever has a higher value. Participants must receive distributions of cash or common stock upon election of a distribution from the Plan. Participants age 55 to 59 may also elect to convert up to 25% of their shares of Series A Preferred Stock to alternative investments which are held by the Plan. This conversion option increases to 50% at age 60. The fair value of the Company's common stock as of June 30, 2002 and 2001 was $89.30 and $63.80, respectively, per share. During 2002 and 2001, respectively, 3,829,464 (cost $52,619,252, fair value $305,924,355) and 1,705,467 shares of Series
      A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired. A stock dividend of 392,310 shares of Series A Preferred Stock was granted in May of 2002 as a result of the Smuckers spin-off.

      ELIGIBILITY - All participants are eligible for allocation of Series A Preferred Stock.

      DIVIDEND RIGHTS - In 2002 and 2001, annual dividends of $1.52 and $1.40 per share were paid quarterly at $0.38 and $0.35 and per share, respectively. In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

      CALL PROVISIONS - The Series A Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

      VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

      RESTRICTIONS ON TRANSFER - The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

      ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan agreement as the borrowings are repaid (see Note
      7). In 2002 and 2001, 2,074,168 and 2,554,087 shares of Series A Preferred Stock valued at $176,831,690 and $167,014,812, respectively, were released for allocation to participant accounts, of which $79,240,651 and $63,334,406, respectively, was used to fund a portion of the annual profit sharing contribution and $97,591,039 and $103,680,406, respectively, was used to fund annual dividends on allocated shares. At June 30, 2002 and 2001, 17,686,916 and 19,761,084 shares of Series A Preferred Stock, respectively, were unallocated.

6.    SERIES B PREFERRED STOCK

      CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS - The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $26.12 per share (effective June 1, 2002, $25.92 per share) of Series B Preferred Stock plus accrued dividends or one share of the Company's common stock, whichever has a higher value. The fair value of the Company's common stock as of June 30, 2002 and 2001 was $89.30 and $63.80, respectively, per share. During 2002 and 2001, respectively, 560,000 (cost, $14,655,056;
      fair value, $45,944,166) and 480,000 shares of Series B Preferred Stock were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits. A stock dividend of 280,000 shares of Series B Preferred Stock was granted in May of 2002 as a result of the Smuckers spin-off.

      ELIGIBILITY - Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

      DIVIDEND RIGHTS - Annual dividends of $2.06 per share ($2.044 per share, effective June 1, 2002) are paid quarterly at $0.515 per share ($0.511 per share, effective June 1, 2002). In the event that dividends have not been paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

      CALL PROVISIONS - The Series B Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

      VOTING RIGHTS - Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

      RESTRICTIONS ON TRANSFER - Effective June 29, 1993, all shares of the Series B Preferred Stock were exchanged for an equal number of shares of Series B Preferred Stock with amended restrictions on transfer. Terms were amended to lift the transfer restrictions and to provide the Company with the right of first refusal on the purchase of Series B Preferred Stock. In prior years, the ESOT or another employee benefit plan of the Company were the only permissible holders of the Series B Preferred Stock. Upon transfer to any other holder, shares automatically converted to shares of the Company's common stock.

      ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS - Shares of the Series B Preferred Stock will be released for straight line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 8). In 2002 and 2001, 883,683 and 1,086,592 shares of Series B Preferred Stock valued at $80,512,991 and $69,100,272, respectively, were released for allocation to participant accounts. At June 30, 2002 and 2001, 26,453,741 and 27,337,424
      shares of Series B Preferred Stock, respectively, were unallocated.

7.    NOTES PAYABLE (SERIES A PREFERRED STOCK)

      Notes payable consist of the following at June 30:
                                                             Principal
        Interest                                   -----------------------------
         Rates    Series      Maturity Date           2002               2001

         8.33%   Series K     September 3, 2001                     $ 45,928,946
         8.33%   Series K     March 3, 2002                           47,841,887
         8.33%   Series K     September 3, 2002    $ 49,834,501       49,834,501
         8.33%   Series K     March 3, 2003          51,910,108       51,910,108
         8.33%   Series K     September 3, 2003      54,072,164       54,072,164
         8.33%   Series K     March 3, 2004          56,324,262       56,324,262
                                                   ------------     ------------

         Total                                     $212,141,035     $305,911,868
                                                   ============     ============


      These notes are guaranteed by the Company. Repayment of principal and interest is funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

      On March 3, 1999, the ESOT entered into a term loan agreement ("loan") with the Company under which it could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 during 2000 that was applied against the unpaid loan balance. The Plan, which borrowed $57,000,000 and $44,000,000 during 2002 and 2001, respectively, may borrow a total principal amount up to $277,000,000. Principal borrowings allowed for the years ended June 30, 2003 and 2004 are as follows: 2003 - $69,600,000; 2004 - $82,800,000. Mandatory semiannual repayments of principal and interest commence on September 3, 2004 and will be funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. The loan bears an interest rate of 6% and borrowings as of June 30, 2002 and 2001 were $124,600,000 and $67,600,000, respectively.

      The fair value of the total outstanding notes payable is estimated based on current rates for debt of the same remaining maturities and approximated $229,721,000 and $293,655,000 at June 30, 2002 and 2001,
      respectively.

8.    DEBENTURES (SERIES B PREFERRED STOCK)

      The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. The debentures are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximated $1,278,502,000 and $1,222,600,000 at June 30, 2002 and 2001, respectively.

9.    COMPANY CONTRIBUTION

      Annual credits to participants' accounts are based on individual base salary and years of service not exceeding 15% of total compensation of Plan participants as defined in the Plan agreement. The Company's contribution is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan agreement (see Note 5). The Company also funds a portion of principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 7 and 8). Beginning in 1997 and subsequently modified in 1999, the Company's cash contribution is guaranteed up to $300 million above and beyond the benefit funded by the shares released by the ESOT as specified in the Plan document.

      Company contributions to the Plan for the years ended June 30 are as follows:

                                                       2002           2001

      Contribution for debt service               $ 27,702,091   $ 49,061,000
      Contribution for Annual Fund Credit          275,094,786    271,978,540
                                                  ------------   ------------
      Total                                       $302,796,877   $321,039,540
                                                  =============  ============


10.   EMPLOYEE CONTRIBUTIONS

      Participants may elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to IRS limits. Effective July 1, 2001, participants can rollover balances from conduit IRAs and qualified plans of former employers.


11.   INVESTMENTS

      The Plan's investments (at fair value) consist of the following at June
      30. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                  2002               2001
      Common stock (A) -
          The Procter & Gamble Company      $ 5,931,085,876    $ 5,047,435,111
      Preferred stocks:
        The Procter & Gamble Company ESOP
          Convertible Class A:
          Series A                            4,534,872,874      3,459,210,799
          Series B                            3,243,683,906      2,335,388,537
      Other investments                       1,023,369,975        721,627,604
                                            ---------------    ---------------
      Total                                 $14,733,012,631    $11,563,662,051
                                            ===============    ===============

      (A) Represents nonparticipant-directed investments under the guidance of SOP 99-3.

      For the years ended June 30, 2002 and 2001, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:
                                                                2002               2001
      Net appreciation (depreciation) in fair value of:
        Procter & Gamble common stock                     $ 1,979,620,538   $   613,596,525
        Procter & Gamble Series A preferred stock           1,350,818,872       370,047,676
        Procter & Gamble Series B preferred stock             929,049,732       244,719,283
        Mutual funds and other investments                    (38,109,072)      (17,318,443)
                                                          ---------------   ---------------
      Total                                               $ 4,221,380,070   $ 1,211,045,041
                                                          ===============   ===============

12.   NONPARTICIPANT-DIRECTED INVESTMENTS

      The Procter & Gamble Common Stock Fund is considered to be nonparticipant-directed under the guidance of SOP 99-3 because Retirement Plus participants are required to maintain at least 40% (effective July 1, 2002, the 40% requirement applies to employer-contributed funds only) of their account balances in Company stock.

      The significant components of the changes in net assets of The Procter & Gamble Common Stock Fund as of June 30 are as follows:

                                               2002                    2001

      Net assets - Common Stock Fund     $ 5,931,085,876         $ 5,047,435,111
                                         ===============         ===============

     The significant components of the changes in net asssets of the Common Stock Fund consist of the following for the year ended June 30, 2002:


     Net appreciation in fair value             $ 1,979,620,538
     Dividends                                      116,476,402
     Contributions                                  291,399,016
     Distributions to participants               (1,184,078,832)
     Net interfund transfers                       (614,838,835)
     Conversion from preferred stock                295,072,476
                                                ---------------
                Total changes in net assets         883,650,765

     Net assets, beginning of year                5,047,435,111
                                                ---------------

     Net assets, end of year                    $ 5,931,085,876
                                                ===============


13.   CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 has been approved. The Plan joined the class of plaintiffs on March 28, 2002. Once the allocation of the settlement is determined and approved by the Court, the plan will receive its portion of the settlement to allocate to participant accounts.



                                     ******

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

ASSETS HELD FOR INVESTMENT
SCHEDULE H, PART IV, LINE 4I OF FORM 5500
JUNE 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
IDENTITY OF ISSUE                                                    DESCRIPTION OF INVESTMENT                           FAIR VALUE

SHORT-TERM INVESTMENTS:
  JP Morgan                                        Liquified Cash                                                     $   55,979,852
  JP Morgan                                        Money Market Fund                                                     301,293,101
                                                                                                                      --------------

TOTAL  SHORT-TERM INVESTMENTS                                                                                         $  357,272,953
                                                                                                                      ==============
THE PROCTER & GAMBLE CO.                           COMMON STOCK, NO PAR VALUE, 66,417,535 SHARES
                                                     (cost basis, $1,813,753,822)                                     $5,931,085,876
                                                                                                                      ==============
THE PROCTER & GAMBLE CO.                           SERIES A ESOP CONVERTIBLE CLASS A PREFERRED STOCK
                                                     NO PAR VALUE, 50,782,451 SHARES (cost basis, $692,902,093)       $4,534,872,874
                                                                                                                      ==============
THE PROCTER & GAMBLE CO.                           SERIES B ESOP CONVERTIBLE CLASS B PREFERRED STOCK
                                                     NO PAR VALUE, 36,323,448 SHARES (cost basis, $941,463,831)       $3,243,683,906
                                                                                                                      ==============
THE J.M. SMUCKER COMPANY                           COMMON STOCK, NO PAR VALUE, 1,329,312 SHARES
                                                    (cost basis, $13,112,721)                                         $   45,369,419
                                                                                                                      ==============
PRUDENTIAL COMPANY                                 COMMON STOCK, NO PAR VALUE, 127,390 SHARES
                                                    (cost basis, $3,815,331)                                          $    4,249,730
                                                                                                                      ==============
VARIOUS INSURANCE COMPANIES                        Deferred Annuities                                                 $    1,910,614
                                                                                                                      ==============
MUTUAL FUNDS:
  JP Morgan                                        Bond Fund                                                          $  102,434,387
  JP Morgan                                        Pre-Mix A Fund                                                         23,491,960
  JP Morgan                                        Pre-Mix B Fund                                                        142,906,696
  JP Morgan                                        Pre-Mix C Fund                                                        128,338,114
  JP Morgan                                        U.S. Large Company Stock Fund                                         117,629,021
  JP Morgan                                        International Equity Fund                                               9,900,434
  JP Morgan                                        U.S. Small Company Stock Fund                                          39,651,175
  Merrill Lynch                                    Government Series Bond Fund                                                20,323
                                                                                                                      --------------
TOTAL MUTUAL FUNDS                                                                                                    $  564,372,110
                                                                                                                      ==============
LOANS TO PARTICIPANTS                              Various participants, interest rates ranging from 5.75% to 10.5%
                                                     maturities ranging from July 2002 through December 2011          $   50,195,149
                                                                                                                      ==============

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

REPORTABLE TRANSACTIONS
SCHEDULE H, PART IV, LINE 4j OF FORM 5500
FOR THE YEAR ENDED JUNE 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Cost of              Gain on
Description of Asset                Purchases (A)                   Sales                          Sales                Sale

SINGLE TRANSACTIONS -
  None

SERIES OF TRANSACTIONS (B) -
  The Procter & Gamble Company
    Common Stock                    $ 404,568,721     (312)        $ 953,722,259     (302)        $ 648,108,414       $ 305,613,845



NOTES:

(A) The market value of all assets acquired at the time of acquisition is equal to the purchase price.
(B) The numbers in parentheses represent the number of transactions.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Procter & Gamble Profit Sharing
                                        Trust and Employee Stock Ownership Plan


Date:  December 20, 2002               /S/ THOMAS J. MESS
                                        ------------------------------------
                                        Thomas J. Mess
                                        Secretary, Trustees of The Procter
                                        & Gamble Profit Sharing Trust and
                                        Employee Stock Ownership Plan





                                 EXHIBIT INDEX

Exhibit No.                                                         Page No.

      23                 Consent of Deloitte & Touche